Exhibit 19.1
LIBERTY GLOBAL LTD.
INSIDER TRADING POLICY

PURPOSE

The Code of Conduct of Liberty Global Ltd. (“Liberty Global” or the “Company”) requires our directors, officers and employees to comply with laws applicable to the buying and selling of securities and prohibits “insider trading” and the disclosure or “tipping” of material nonpublic information to others. To ensure compliance with these laws and provide our directors, officers and employees with meaningful guidance in order to avoid individual and/or Company liability under the securities laws and to protect Liberty Global’s business reputation, Liberty Global’s Board of Directors (the “Board”) has adopted this Insider Trading Policy (this “Policy”).

SCOPE

Persons Covered. As a director, officer or employee of Liberty Global or any direct or indirect subsidiary of Liberty Global to which Liberty Global’s Code of Conduct applies, this Policy applies to you. The same restrictions that apply to you also apply to all members of your household, all entities controlled by you or a member of your household (such as corporations, partnerships, trusts etc.) and all other persons and entities whose transactions in Company securities are directed by, or under the control or influence of, you or any member of your household (such as parents or adult children who consult with you before they trade in Company securities). You are responsible for making sure that any trading in securities covered by this Policy by any such person or entity complies with this Policy. Liberty Global may designate other persons as subject to this Policy from time to time.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in securities of Liberty Global or its subsidiaries. It includes trading in the securities of other entities, such as companies in which Liberty Global has invested, customers or suppliers of the company and companies with which Liberty Global may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to Liberty Global may nevertheless be material to one of those other entities.

Securities Covered. The prohibition on insider trading in this Policy includes trading in common stock, preferred stock and debt securities (debentures, bonds and notes), whether presently outstanding or issued in the future, and in derivative securities such as put and call options.

Transactions Covered. In addition to purchases and sales of securities, the “trading” covered by this Policy includes certain transactions under Company plans, as follows:

•Exercises of Stock Options or Stock Appreciation Rights (SARs).
Because of the potential reputational harm to Liberty Global, the trading restrictions of this Policy also generally apply to the exercise of a SAR, whether settled in cash or stock, and to the exercise of a stock option through any method, even though no market transaction may be involved. Only the following types of exercises (a “permitted exercise”) will not be considered “trading” for purposes of this Policy: (a) the automatic exercise of a SAR, such as on a date fixed in the grant agreement or immediately prior to early termination of the SAR; (b) the voluntary exercise of a SAR that would otherwise expire before the trading restriction was lifted; and (c) the exercise of an option that would otherwise expire before the trading restriction was lifted, provided that the exercise price is paid by the holder in cash or check or through the withholding by Liberty Global of a portion of the shares otherwise deliverable upon such exercise. A cashless exercise of an expiring option through a broker and the exercise of an expiring option through the delivery of shares of Liberty Global already owned by the holder are not permitted exercises and therefore such exercises are subject to the trading restrictions of this Policy. The trading restrictions also apply to any sale of the stock received upon a permitted exercise of an option or SAR.

The withholding by Liberty Global of a portion of the stock otherwise deliverable upon exercise of a stock option or SAR or the vesting of restricted stock in an amount sufficient to satisfy Liberty Global’s tax withholding requirements related to such exercise or vesting is also not considered “trading” for purposes of this Policy.

•Vesting of Restricted Stock Awards and Restricted Stock Units (“RSUs”). The automatic vesting of restricted stock or RSUs and withholding by Liberty Global of a portion of the stock otherwise deliverable upon the vesting of restricted stock or RSUs in an amount sufficient to satisfy Liberty Global’s tax withholding requirements related to such vesting is also not considered “trading” for purposes of this Policy. The Policy does apply, however, to any market sale by you of restricted stock upon vesting to satisfy tax obligations.

•401(k) Plan. This Policy’s trading restrictions do not apply to purchases of Company stock in the 401(k) Plan resulting from periodic contributions of money to the Plan pursuant to payroll deduction elections. The trading restrictions do apply, however, to elections you may make under the 401(k) Plan to (a) increase or decrease the percentage of your periodic contributions that will be allocated to Liberty Global stock fund, (b) make an intra-plan transfer of all or any portion of an existing account balance into or out of Liberty Global stock fund, (c) borrow money against your 401(k) Plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) prepay a Plan loan if the prepayment will result in allocation of all or any portion of the loan proceeds to Liberty Global stock fund.

•Other Plans. If Liberty Global were to establish an employee stock purchase plan, dividend reinvestment plan or other investment or savings plan in the future, then this Policy’s trading restrictions would apply in a manner similar to that described above for the 401(k) Plan. Planned purchases of securities through periodic payroll contributions under elections made at the time of enrollment or reinvestment of dividends pursuant to the applicable plan would not be subject to the trading restrictions, but changes in elections, voluntary additional contributions or increases in your level of participation and sales of Company stock purchased under the plan would be restricted by this Policy.

Except as otherwise provided below, acquisitions or dispositions of securities involving a bona fide gift or a transfer by will or the laws of descent or distribution are not transactions subject to the trading restrictions of this Policy. Notwithstanding the foregoing, tax-deductible charitable contributions of securities of Liberty Global or any of its subsidiaries may not be made while you are aware of material nonpublic information relating to Liberty Global or such subsidiary. Similarly, you may not gift securities of Liberty Global or any of its subsidiaries while you are aware of material nonpublic information relating to Liberty Global or such subsidiary if you have reason to believe the recipient intends to sell the securities prior to such information becoming publicly available.

STATEMENT OF POLICY

No Trading on Inside Information. You may not trade in the securities of Liberty Global or any of its subsidiaries directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to Liberty Global or such subsidiary. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company, which you obtained in the course of your employment with or service to Liberty Global or any of its subsidiaries. You are strongly encouraged to discuss any proposed trading in securities of Liberty Global or its subsidiaries with Liberty Global’s Legal Department or outside counsel retained by Liberty Global for such purpose (or with any available officer, manager or supervisor for referral to the Legal Department or such outside counsel).

No Tipping. You may not pass material nonpublic information on to others (except to another employee on a need-to-know basis) or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. (Disclosure of nonpublic information, whether or not material, may also violate confidentiality obligations to or of Liberty Global.)

No Exceptions. There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the existence of a personal financial emergency) or small transactions are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Liberty Global’s reputation for adhering to the highest standards of ethical conduct.

Trading Restriction and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, this Policy imposes additional restrictions and requirements on Liberty Global’s directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“Executive Officers”) and certain designated employees of Liberty Global and its subsidiaries as described below under “Special Provisions Applicable to Directors and Insider Employees.” A person whose title or position is listed on Schedule I or, as may be designated at any time or from time to time, to be included on Schedule I of this Policy is subject to these Special Provisions. This Policy refers to these designated employees together with our Executive Officers, collectively, as “Insider Employees.”

WHAT IS MATERIAL NONPUBLIC INFORMATION?

Inside information has two important elements -- materiality and public availability.

Material Information. Information is material if a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. Although no bright-line test exists, the following is a non-exclusive list of the types of information that may, depending upon all the surrounding circumstances, be considered material:
•Projections of future financial results or other guidance that depart from market expectations based on prior disclosure.
•Financial or operational results, especially quarterly and year-end results, that depart from market expectations based on prior disclosure.
•A pending or proposed merger, acquisition, joint venture or tender offer or an acquisition or disposition of significant assets.
•A change in Liberty Global’s board of directors or executive management.
•Significant events regarding Liberty Global’s securities, including the declaration of a stock split, the offering of additional debt or equity securities, plans to redeem or repurchase securities or changes in dividend policies.
•Bank borrowings or other financing transactions out of the ordinary course.
•Severe financial liquidity problems.
•Actual or threatened major litigation, or the resolution of such litigation.
•Major changes in accounting policies.
•Significant related party transactions.
•Significant developments or events concerning or affecting Liberty Global’s products, services or strategic plans, including regulatory developments, significant pricing changes, etc.
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in Liberty Global’s operations or loss, potential loss, breach or unauthorized access of its property or assets.

Disclosure, including tipping, of projections, guidance or historical results, including by confirmation of prior guidance, as well as other material nonpublic information is prohibited by our Disclosure Policy unless the disclosure is made by an authorized Company spokesperson and simultaneously released publicly.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or filing with the U.S. Securities and Exchange Commission (“SEC”)) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the next full trading day after the information is released. For example, if Liberty Global announces financial results before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if Liberty Global announces financial results after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday.

ADDITIONAL GUIDANCE

Liberty Global considers it improper and inappropriate for those employed by or associated with Liberty Global to engage in short-term or speculative transactions in Liberty Global’s securities or in other transactions in Liberty Global’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance:

Short Sales. You may not engage in short sales of Liberty Global’s securities (sales of securities that are not then owned), including writing uncovered call options.

Publicly Traded Options. As they present unique issues for you and Liberty Global, and, given their short term, may increase the appearance of trading based on material nonpublic information, transactions in publicly traded options to sell or buy securities (such as puts, calls etc.) on an exchange or in any other organized market should be carefully considered and not routinely done. Directors and Insider Employees must pre-clear all such transactions with the Legal Department or outside counsel.

Standing and Limit Orders. Standing and limit orders should be used only for a very brief period of time. A standing or limit order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing or limit order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. Directors and Insider Employees may not place standing or limit orders with brokers unless the orders meet the requirements of SEC Rule 10b5-1 as described under “Special Provisions Applicable to Directors and Insider Employees.”

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you should exercise caution in holding Company securities in a margin account or pledging Company securities as collateral for a loan. Directors and Insider Employees must pre-clear all such transactions with the Legal Department.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to Liberty Global or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade Company securities until that information has become public or is no longer material.

UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about Liberty Global, its business plans, financial results and projections as to future financial results in connection with your employment or service as confidential and proprietary to Liberty Global, whether it is “material” or not.

In addition, the timing and nature of Liberty Global’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, Liberty Global and its management. Accordingly, it is important that responses to inquiries about Liberty Global by the press, investment analysts or others in the financial community be made on Liberty Global’s behalf only through authorized individuals.

Please consult Liberty Global’s Disclosure Policy for more details regarding Liberty Global’s policy on speaking to the media, financial analysts and investors.

CONSEQUENCES

Trading on material, nonpublic information is a crime subject to significant fines and jail terms for individuals. In addition, the SEC may seek civil penalties, and violators must disgorge any profits made and may be subject to civil liability to private plaintiffs.

Employers and other controlling persons are also at risk under federal law and may be fined if they fail to take reasonable steps to prevent insider trading.

Any sanctions imposed upon a Board member or employee for violation of insider trading laws will be the sole responsibility of the individual. Liberty Global will not cover or indemnify the individual for these costs.

PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you, and that you are responsible for making sure that all members of your household and all entities controlled by you or a member of your household adhere to this Policy. In all cases, the responsibility for determining whether you are in possession of material nonpublic information rests with you, and any action on the part of Liberty Global, Liberty Global’s Legal Department, or any director, officer, or employee pursuant to this Policy does not in any way constitute legal advice or insulate you from liability under the applicable securities laws. If you violate this Policy, Liberty Global may take disciplinary action, including dismissal for cause, and you may be subject to other actions described above in more detail under “Consequences.”

CAUTIONARY STATEMENT

All personnel must recognize that trading in Company securities may be prohibited at a particular time because of the existence of material nonpublic information. Any director, officer or employee purchasing Liberty Global’s securities must consider the inherent risk that a sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell might not occur until after an extended period, during which the market price of the securities might decline.

COMPANY ASSISTANCE

Your compliance with this Policy is of the utmost importance both for you and for Liberty Global. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from Liberty Global’s Legal Department. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

SPECIAL PROVISIONS APPLICABLE TO DIRECTORS AND INSIDER EMPLOYEES

These Special Provisions apply to all directors and Insider Employees. The titles or positions of the persons covered by these Special Provisions are listed on Schedule I. Liberty Global may from time-to-time designate other positions that are subject to these Special Provisions or remove certain positions and will amend Schedule I from time to time to reflect these changes. Liberty Global will notify you if you become subject to these Special Provisions.

Directors, Executive Officers and certain large shareholders of Liberty Global are subject to obligations to file ownership reports with the SEC pursuant to Section 16 of the Securities Exchange Act of 1934 and to the SEC’s short-swing profit rules, and the directors, the chief executive officer and certain large shareholders of Liberty Global are subject to SEC Rule 144’s restrictions on affiliate sales of Liberty Global securities, in addition to the requirements of this Policy. These rules and the procedures designed to address them have previously been covered in a separate memorandum. Questions should be addressed to the Legal Department.

Trading Restriction Procedures.

•Quarterly Trading Restriction Periods. Liberty Global’s announcement of its quarterly and annual financial results has the potential to have a material effect on the market for Liberty Global’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in Company securities from the period beginning at the close of regular trading on U.S. securities markets on the 21st day of the last month of each fiscal quarter (or the most recent trading day preceding the 21st day of such month if the 21st day is a weekend or public holiday) and ending on the later of (a) one full business day following the filing with the SEC of Liberty Global’s Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, and (b) 24 hours after Liberty Global’s related earnings call.

Currently, Liberty Global’s Quarterly Reports are required to be filed within 40 days after the end of each fiscal quarter of Liberty Global and Liberty Global’s Annual Report is required to be filed within 60 days after the end of each fiscal year of Liberty Global. Liberty Global’s fiscal year is currently the same as a calendar year.

•Event-Specific Trading Restrictions. From time to time, an event may occur that is material to Liberty Global and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings trading restriction procedures, may not trade in Liberty Global’s securities, as follows. The existence of an event-specific trading restriction will not be announced, other than to those who are aware of the event giving rise to the trading restriction. If, however, a person whose trades are subject to the advance discussion or pre-clearance procedures of these Special Provisions requests permission to trade in Liberty Global’s securities during an event-specific trading restriction, the Legal Department will inform the requesting person of the existence of a trading restriction period, without disclosing the reason for the trading restriction. Any person made aware of the existence of an event-specific trading restriction should not disclose the existence of the trading restriction to any other person. The failure of the Legal Department to designate a person as being subject to an event-specific trading restriction will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Directors and Executive Officers may also be subject to event-specific trading restrictions pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan trading restriction periods.

Even if a trading restriction period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about Liberty Global.

•Hardship Exceptions. A person who is subject to a quarterly earnings trading restriction period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly trading restriction period. Hardship exceptions may be granted only by Liberty Global’s General Counsel and must be requested at least two business days in advance of the proposed trade. A hardship exception may be granted only if the requesting person is not in possession of material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific trading restriction period.

Pre-Clearance Procedures. Directors and Insider Employees must pre-clear all proposed transactions in Liberty Global securities with the Legal Department or outside counsel retained by Liberty Global for such purpose. A request for pre- clearance should be submitted at least two business days in advance of the proposed transaction. Certain forms of hedging or monetization transactions involve more complex legal issues and should be submitted for pre-clearance at least two weeks prior to the proposed execution of documents evidencing the transaction. All transactions in Company securities, including transactions that are not subject to the trading restrictions of this Policy (such as gifts), must be reported immediately to the Legal Department.

As described under “Additional Guidance” above, short sales of Company securities are prohibited, and you may not place standing or limit orders with brokers for automatic execution of transactions other than pursuant to a Rule 10b5-1 Plan pre-cleared with the Legal Department as described below.

Under no circumstance may a person effect a transaction in Company securities while in possession of material nonpublic information, even if the transaction has been pre-cleared by the Legal Department or outside counsel. Approval of any particular transaction under these procedures does not necessarily insulate the director or Insider Employee from liability under the securities laws.

Exception for 10b5-1 Plans. Trades by directors and Insider Employees in Liberty Global’s securities that are executed pursuant to a plan that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (a “10b5-1 Plan”) are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre- clearance procedures and trading restriction periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 Plan must be entered into before you are aware of material nonpublic information and may not be changed by you while you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

You may complete a trade pursuant to a Rule 10b5-1 Plan if you submitted the plan to the Legal Department for review at the time you established the plan and the Legal Department has not advised you that the plan is defective. Although you are required to submit your plan to the Legal Department and the Legal Department may review the plan, it is your responsibility to ensure that the plan meets the requirements of Rule 10b5-1. You should consult with your own counsel in setting up the plan to make sure that it complies with the requirements of Rule 10b5-1. Rule 10b5-1 Plans generally may not be adopted during a trading restriction period.

SCHEDULE I

Insider Employees

All Executive Officers of Liberty Global Ltd.

All Senior Vice Presidents of Liberty Global Ltd.

All Officers (VP and above) of Liberty Global Ltd., Liberty Global Holdings Limited or Liberty Global Inc. in the below-referenced departments and such other members of the below-referenced departments as may be designated from time to time because they work with or otherwise have access to non-public financial information:

Legal Accounting
Finance/Treasury
Financial Reporting
Internal Audit/Controls Compliance
Investor Relations
Corporate Communications
Tax
Strategy/Corporate Development

Liberty Global Europe Ltd.:

Corporate Level:

Managing Director, Commercial Counsel
Vice President, Audit, Risk & Compliance
Vice President, Investor Relations
Managing Director, Strategy
Managing Director, Compensation & Benefits
Managing Director, Global Head of Tax
Managing Director, Corporate Development
Vice President, M&A and Corporate Development
All such other persons as may be designated from time to time because they work with or otherwise have access to non- public financial information

Liberty Global Corporate BV:

Corporate Level:

Chief Corporate Affairs Officer

All PAs who are copied on any non-public material financial information of Liberty Global Ltd.

Country Level:

Managing Director/CEO and CFO of each country reported by Liberty Global as a separate operating segment, plus such other persons as may be designated from time to time because they work with or otherwise have access to non-public financial information.